UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869 102

(CUSIP number)

John Zutter, 2100 Ross Avenue, Suite 2300, Dallas, Texas 75201; (972) 590-4616

(Name, address and telephone number of person authorized to receive notices and communications)

September 17, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146869 102

1.	NAMES OF REPORTING PERSONS DDFS Partnership LP; EIN 26-0834527
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 2,891,522
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,891,522
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,891,522
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14.	TYPE OF REPORTING PERSON* PN

*	Calculations of the percentage of shares of Class A Common Stock beneficially owned assumes a total of 34,256,765 shares of Class A Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2018, and account for the number of shares of Class A Common Stock issuable upon conversion of the Class A Convertible Preferred Stock held by the Reporting Person.

CUSIP No. 146869 102

1.	NAMES OF REPORTING PERSONS DDFS Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 2,891,522
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,891,522
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,891,522
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14.	TYPE OF REPORTING PERSON* OO

*	Calculations of the percentage of shares of Class A Common Stock beneficially owned assumes a total of 34,256,765 shares of Class A Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2018, and account for the number of shares of Class A Common Stock issuable upon conversion of the Class A Convertible Preferred Stock held by the Reporting Persons.

CUSIP No. 146869 102

1.	NAMES OF REPORTING PERSONS Thomas G. Dundon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 2,891,522
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,891,522
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,891,522
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14.	TYPE OF REPORTING PERSON* IN

*	Calculations of the percentage of shares of Class A Common Stock beneficially owned assumes a total of 34,256,765 shares of Class A Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2018, and account for the number of shares of Class A Common Stock issuable upon conversion of the Class A Convertible Preferred Stock held by the Reporting Persons.

EXPLANATORY NOTE:

This Amendment No.3 (“Amendment No. 3”) to Schedule 13D is filed jointly by DDFS Partnership LP, DDFS Management Company LLC and Thomas G. Dundon (the “Reporting Persons”), with respect to shares of Class A Common Stock, $0.001 par value per share ("Common Stock"), of Carvana Co. (the “Company”) issuable upon conversion of the Company’s Class A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”). Pursuant to the Joint Filing Agreement dated December 18, 2017, the Reporting Persons filed the Schedule 13D with the United States Securities and Exchange Commission (the “SEC”) on December 18, 2017 (as amended on September 14, 2018 and September 17, 2018, the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No.  3 does not modify any of the information previously reported in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 (a) - (b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Calculations of the percentage of shares of Common Stock beneficially owned assumes a total of 34,256,765 shares of Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2018, and account for the number of shares of Common Stock issuable upon conversion of the Preferred Stock held by the Reporting Persons.

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, DDFS directly holds 50,000 shares of Preferred Stock that are convertible into 2,538,780 shares of Common Stock. As of the date hereof, DDFS directly holds 352,742 shares of Common Stock. DMC is the sole general partner of DDFS and holds a 1% general interest in DDFS and Dundon directly holds 100% of the membership interests in DMC.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2018

DDFS PARTNERSHIP LP

By:	DDFS Management Company LLC
Its:	General Partner

By:	/s/ Thomas G. Dundon
Thomas G. Dundon, President

DDFS MANAGEMENT COMPANY LLC

By:	/s/ Thomas G. Dundon
Thomas Dundon, President

/s/ Thomas G. Dundon
Thomas G. Dundon, individually